[ALEXCO LETTERHEAD]

October 31, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
Washington, DC 20549-7010
Attention: Tia Jenkins, Senior Assistant Chief Accountant

RE:	Alexco Resource Corp.
Form 40-F for Fiscal Year Ended December 31, 2012 Filed March 28, 2013 File No. 001-33621

Dear Ms. Jenkins:

We are in receipt of your comment letter dated October 18, 2013 with respect to the above captioned matter.

Further to our conversation with the Staff, at this time, I am writing to request an extension to the date of our response letter to November 8, 2013.  At present, various members of our team are traveling or occupied with our third quarter financial statements and the additional week of time will provide the opportunity for consideration of the items noted in your comment letter.

If you have any questions or concerns in regard to this request for extension, please contact me at (604) 631-4134 or at dwhittle@alexcoresource.com.

Sincerely,

/s/ David Whittle
David Whittle
Chief Financial Officer